Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100

Los Angeles, CA 90025

(310) 444-4300

March 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

Re:	Catasys, Inc.
Registration Statement on Form S-1
Filed February 10, 2017
File No. 333-216007

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of February 28, 2017 addressed to Mr. Terren S. Peizer, the Company’s Chief Executive Officer, regarding the Company’s Registration Statement on Form S-1 (333-216007) (the “Registration Statement”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

General

1.

We note that you have not filed a proxy or information statement regarding an annual meeting for a significant period of time. We also note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents and your disclosure about the expiration of the director’s terms on page 49 of the Form S-1. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent that you have failed to comply with state law, your governing documents or the proxy rules, please include adequate disclosure about the failure to comply, any consequences of such failure and the steps you intend to take, if any, to remedy such defects. Also specifically provide updated disclosure of the estimated timing of future annual meetings.

Response:

The Company’s Certificate of Incorporation does not contain any provision requiring the Company to hold an annual meeting. Section 2.1 of the Company’s By-Laws provides that an annual meeting shall be held each year on a date and at a time designated by the Company’s Board of Directors.

Section 211(b) of the Delaware General Corporation Law (the “DGCL”) provides for an annual meeting of stockholders to be held for the election of directors. Section 211(c) of the DGCL provides that if there is a failure to hold the annual meeting for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director. Section 211(c) of the DGCL also provides that the failure to hold an annual meeting shall not affect otherwise valid corporate acts or result in a forfeiture or dissolution of the corporation. To the Company’s knowledge, no stockholder or director has requested the Company’s management to hold such an annual meeting and no stockholder or director has applied to the Delaware Court of Chancery seeking an order directing the Company to hold a meeting.

We have not held regular annual meetings in the past because a substantial majority of our stock is owned by a small number of stockholders, making it easy to obtain written consent in lieu of a meeting when necessary, and we have mailed to the stockholders the information statement required by Regulation 14C under the Securities Exchange Act of 1934, as amended, when and as applicable. In light of our historical liquidity constraints, handling matters by written consent has allowed the Company to save on the financial and administrative resources required to prepare for and hold such annual meetings. Absent an order by the Delaware Court of Chancery obtained pursuant to Section 211(c) of the DGCL, we believe that no material consequence has resulted from the Company’s failure to hold regular annual meetings.

We have revised the Registration Statement to include disclosure concerning our failure to conduct regular annual meetings, as well as our intention to hold regular annual meetings in the future and the estimated timing thereof. Additionally, we have applied to list our common stock on The Nasdaq Capital Market and expect that our common stock will be listed on The Nasdaq Capital Market prior to the completion of the offering contemplated by the Registration Statement. Pursuant to Nasdaq’s corporate governance requirements, the Company will be obligated to hold regular annual meetings in the future.

2.

Please revise your disclosure to provide the names of the lead or managing underwriters in your next amendment and to provide a brief description of the nature of the underwriting arrangements. Please note that we will defer further review of any amendment to your registration statement that does not include the names of the lead or managing underwriters. Please refer to item 501(b)(8) of Regulation S-K.

Response:

We have revised the Registration Statement in response to the Staff’s comment.

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Company from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Yours truly, CATASYS, INC. Per: /s/ Terren S. Peizer Terrey S. Peizer Chief Executive Officer